FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Regalito Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X  Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGALITO COPPER CORP.

"Robert Pirooz"

Dated:

August 17, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Chief Executive Officer

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

The unaudited consolidated financial statements, and accompanying notes thereto, for the period ended June 30, 2005 have not been reviewed by the Company's independent auditors.

REGALITO COPPER CORP. (formerly LUMINA COPPER CORP.) (An Exploration Stage Enterprise) CONSOLIDATED BALANCE SHEETS

	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,731,008	$1,092,038
Cash, exploration funds (Note 11)	-	2,135,000
Receivables	117,158	17,449
Prepaid expenses	46,587	42,480

TOTAL CURRENT ASSETS	2,894,753	3,286,967

EQUIPMENT (Note 3)	95,220	58,697

MINERAL PROPERTIES (Note 4)	10,122,972	17,324,715

TOTAL ASSETS	$13,112,945	$20,670,379

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$251,545	$321,633
Accrued liabilities	123,307	182,470

TOTAL LIABILITIES	374,852	504,103

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	18,714,563	24,476,047

CONTRIBUTED SURPLUS	144,253	10,485

UNEXERCISED STOCK OPTIONS (Note 7)	835,578	925,583

WARRANTS (Note 8)	351,340	1,343,473

DEFICIT	(7,307,641)	(6,589,312)

TOTAL SHAREHOLDERS’ EQUITY	12,738,093	20,166,276

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,112,945	$20,670,379

APPROVED BY THE DIRECTORS
“Anthony Floyd”
Director
“Robert Pirooz”
Director

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (formerly LUMINA COPPER CORP.) (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited – Prepared by Management)

	Three Months Ended			Six Months Ended
	June 30, 2005	June 30, 2004		June 30, 2005	June 30, 2004
GENERAL AND ADMINISTRATIVE EXPENSES
Stock-based compensation	$317,226	$149,545		$377,814	$186,545
Investor relations and promotion	112,756	151,023		237,771	205,141
Management and consulting services	54,026	65,047		116,707	114,994
Office and administration	53,634	25,654		87,434	54,109
Regulatory and transfer agent fees	32,791	69,067		84,651	80,932
Audit and accounting	38,185	34,465		62,389	56,374
Legal	(6,996)	47,037		22,661	102,435
Amortization	2,284	2,887		5,258	5,469

	603,906	544,725		994,685	805,999

OTHER INCOME (EXPENSE)
Interest income	21,880	20,639		40,301	59,358
Reorganization costs (Note 1)	(408,325)	-		(542,326)	-
Foreign exchange gain (loss)	(16,642)	31,743		20,227	17,907
Property investigations	(1,016)	(14,293)		(1,906)	(31,350)

	(404,103)	38,089		(483,704)	45,915

NET LOSS FOR THE PERIOD BEFORE INCOME TAXES	(1,008,009)	(506,636)		(1,478,389)	(760,084)
Recovery of future income taxes (Note 11)	760,060	-		760,060	-

NET LOSS FOR THE PERIOD	(247,949)	(506,636)	`	(718,329)	(760,084)

DEFICIT, BEGINNING OF PERIOD	(7,059,692)	(4,866,857)		(6,589,312)	(4,613,409)

DEFICIT, END OF PERIOD	$(7,307,641)	$(5,373,493)		$(7,307,641)	$(5,373,493)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.04)		$(0.04)	$(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	20,845,838	13,930,533	19,472,396	13,699,966

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (formerly LUMINA COPPER CORP.) (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited – Prepared by Management)

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(247,949)	$(506,636)	$(718,329)	$(760,084)
Items not involving cash:
Amortization	2,284	2,887	5,258	5,469
Stock-based compensation	317,226	149,545	377,814	186,545
Recovery of future income taxes	(760,060)	-	(760,060)	-

Net changes in non-cash working capital items:
Receivables	(92,196)	(8,557)	(101,744)	21,687
Prepaid expenses	(18,940)	(4,701)	(7,919)	(52,884)
Accounts payable	(64,690)	1,089	42,340	26,308
Accrued liabilities	81,739	(3,111)	(59,163)	(23,400)

	(782,586)	(369,484)	(1,221,803)	(596,359)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	377,241	170,677	13,822,840	9,003,828
Mineral property purchase obligations	-	-	-	(382,338)

	377,241	170,677	13,822,840	8,621,490

INVESTING ACTIVITIES
Cash distributed on reorganization	(6,467,047)	-	(6,449,885)	-
Purchase of equipment, net	(61,304)	(19,440)	(61,429)	(25,210)
Expenditures on mineral properties	(2,906,783)	(1,620,293)	(4,450,753)	(3,648,827)

	(9,435,134)	(1,639,733)	(10,962,067)	(3,674,037)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,840,479)	(1,838,540)	1,638,970	4,351,094

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,571,487	9,659,006	1,092,038	3,469,372

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,731,008	$7,820,466	$2,731,008	$7,820,466

Supplemental cash flow information (Note 9)

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (formerly LUMINA COPPER CORP.) (An Exploration Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited – Prepared by Management)
	Common Shares		Deficit Accumulated during the	Total Shareholders’
	Number	Amount	Exploration Stage	Equity

Balance, December 31, 2004	15,093,809	$24,476,047	$(6,589,312)	$20,166,276

Common shares issued on exercise of warrants	5,475,100	13,553,050	-	13,553,050
Fair value of warrants exercised	-	1,343,473	-	1,343,473
Common shares issued on exercise of options	107,533	269,790	-	269,790
Fair value of options exercised	-	120,717	-	120,717
Common shares issued for mineral property payments	200,000	1,882,000	-	1,882,000
Common shares issued in settlement of accounts payable	20,000	111,100	-	111,100
Net change in unexercised warrants (Note 8)				(992,133)
Recognition of compensation expense	21,000	213,335	-	213,335
Net change in unexercised options (Note 7(b))	-	-		(90,005)
Tax cost recognized on issuance of flow-through shares (Note 11)	-	(760,060)		(760,060)
Reorganization	-	(22,494,889)	-	(22,494,889)
Net change in contributed surplus	-	-	-	133,768
Net loss for the period ended June 30, 2005	-	-	(718,329)	(718,329)

Balance, June 30, 2005	20,917,442	$18,714,563	$(7,307,641)	$12,738,093

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS AND REORGANIZATION

On May 19, 2005, Lumina Copper Corp. completed a reorganization, by way of a statutory plan of arrangement, which resulted in dividing its mineral resource assets amongst four separate companies:  Regalito, Northern Peru Copper Corp. (“Norco”), Global Copper Corp. (“Global”) and Lumina Resources Corp. (“Lumco”).

The reorganization restructured Lumina Copper Corp, as follows:

•

The existing company was renamed Regalito Copper Corp. and holds the Regalito property.

•

Norco holds the Galeno and Pashap properties.

•

Global holds the Relincho, Vizcachitas, Taca Taca and San Jorge properties.

•

Lumco holds the Casino, Redstone and Hushamu properties.

Under the reorganization, shareholders of record at the close of trading on the day prior to the date of the reorganization received one new share of the three new companies for each share held in the existing company, in addition to their existing shareholdings.

As there had been no substantial changes in the beneficial ownership of the Company as a result of the reorganization, the consideration paid was recorded by the Company at $22,494,889, which was the carrying cost of the vended assets in the accounts of the Company on the date of the reorganization.

The Company received 20,917,442 common shares from each of the new companies created pursuant to the reorganization.  These shares were then distributed to the shareholders of the Company on a pro rata basis according to their ownership of common shares of the Company.

Regalito Copper Corp. (the “Company”) is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

The Company has entered into mineral property acquisition and option agreements that will require future outlays of cash in order to maintain the properties and options in good standing or in order to fulfil contractual obligations.  The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, asset sales or a combination thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and they include the accounts of Regalito Copper Corp. and its subsidiary.

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES  (continued)

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual consolidated financial statements and the notes thereto for the year ended December 31, 2004, with the exception of Note 2(c) as disclosed below.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the year ended December 31, 2004.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Consolidation of variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

(d)

Comparative amounts

Certain expenses in the prior year have been reclassified to conform with the current year’s presentation.

3.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$ 107,261	$ 12,041	$ 95,220

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES

At June 30, 2005, the Company's mineral properties are comprised of properties located in South America.

	Chile	Peru	Argentina	Canada	Total

Balance, December 31, 2004	$12,697,532	$1,366,565	$1,760,476	$1,500,142	$17,324,715

Additions during period:
Property acquisition	304,047	1,354,856	1,882,000	371,340	3,912,243

Property exploration
Geological and assays	901,343	85,388	62,910	204,047	1,253,688
Metallurgical	563,899	-	-	-	563,899
Taxes and filing fees	470,109	9,349	-	9,513	488,971
Travel and accommodation	246,067	20,077	2,322	866	269,332
Other exploration	100,755	28,068	67,137	-	195,960

Net additions during period	2,586,220	1,497,738	2,014,369	585,766	6,684,093

Properties sold pursuant to reorganization (Note 1)	(5,160,780)	(2,864,303)	(3,774,845)	(2,085,908)	(13,885,836)

Balance, June 30, 2005	$10,122,972	$ -	$ -	$ -	$10,122,972

Chile

	Regalito	Vizcachitas	Relincho	Total

Balance, December 31, 2004	$7,905,552	$3,163,325	$1,628,655	$12,697,532

Additions during period:
Property acquisition	278,713	16,024	9,310	304,047

Property exploration
Geological and assays	753,663	94,152	53,528	901,343
Metallurgical	563,899	-	-	563,899
Taxes and filing fees	312,695	13,575	143,839	470,109
Travel and accommodation	237,538	6,798	1,731	246,067
Other exploration	70,912	18,865	10,978	100,755

Net additions during period	2,217,420	149,414	219,386	2,586,220

Properties sold pursuant to reorganization (Note 1)	-	(3,312,739)	(1,848,041)	(5,160,780)

Balance, June 30, 2005	$10,122,972	$ -	$ -	$10,122,972

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES (continued)

(a)

Regalito Property

On October 16, 2003, the Company obtained the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile.  In consideration for the acquisition, the Company will make minimum cash payments aggregating  US$900,000 over an 8 year period as follows:

Committed Minimum Cash Payments	Due Date

US $ 25,000 (paid)	October 16, 2004
US 50,000	October 16, 2005
US 75,000	October 16, 2006
US 100,000	October 16, 2007
US 125,000	October 16, 2008
US 150,000	October 16, 2009
US 175,000	October 16, 2010
US 200,000	October 16, 2011

US $ 900,000

Should copper prices exceed $1 per pound for an entire calendar year at any time during the 8 year period (as it did during 2004), the Company shall increase the minimum payment to US$200,000 in respect of that year.  After the 8th year of the agreement, should the price of copper exceed $1 per pound for any entire calendar year, the Company must pay advance payments of US$200,000 per year until the commencement of commercial production and thereafter, the Company must pay a net smelter royalty of 1% to 3% depending on the price of copper.

Upon achieving commercial production, should the royalty payment in the first calendar year exceed US$200,000, the Company may deduct from the royalty payment 50% of the amount in excess of US$200,000 and apply this amount against the accumulated advance payments in each succeeding year until the accumulated advance payments have been fully offset.  The Company is also responsible for the payment of all future annual concession maintenance payments on the property.

(b)

Vizcachitas Property

Pursuant to an agreement dated October 28, 2003, the Company acquired 100% of the shares of Compania Minera Vizcachitas Holdings, a company incorporated under the laws of Chile, in consideration for the issuance of 500,000 common shares of the Company (issued in 2003) and 500,000 warrants (issued in 2003) to acquire up to an additional 500,000 common shares at $3.20 per share until December 19, 2007.

Compania Minera Vizcachitas Holdings is the beneficial holder of the Vizcachitas Property, which consists of 19 exploration concessions, located in the 4th region of Chile.

The Vizcachitas property was sold to Global pursuant to the reorganization (Note 1).

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES (continued)

(c)

Relincho Property

Pursuant to an agreement dated December 10, 2003, the Company obtained an option to acquire a 100% interest in the Relincho Property consisting of certain mining rights located in the 3rd region of Chile in consideration of payments in the aggregate of US$6,000,000 payable as follows:

(i)

US$1,000,000 (paid in 2004); and

(ii)

US$5,000,000 on or before January 9, 2007, payable at the Company’s option in cash or shares.

Certain of the mining rights comprising the property are also subject to a 2% net smelter return royalty.

The Relincho property was sold to Global pursuant to the reorganization (Note 1).

Peru

	Galeno	Pashpap	Total

Balance, December 31, 2004	$1,166,986	$ 199,579	$1,366,565

Additions during period:
Property acquisition	1,354,856	-	1,354,856

Property exploration
Geological and assays	84,904	484	85,388
Taxes and filing fees	9,349	-	9,349
Travel and accommodation	20,077	-	20,077
Other exploration	28,068	-	28,068

Net additions during period	1,497,254	484	1,497,738

Properties sold pursuant to reorganization (Note 1)	(2,664,240)	(200,063)	(2,864,303)

Balance, June 30, 2005	$ -	$ -	$ -

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES (continued)

(d)

Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company was granted an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, payable as follows:

Cash Payments	Due Date

US $ 10,000	Upon signing (paid in 2003)
US 20,000	July 25, 2003 (paid in 2003)
US 50,000	October 25, 2003 (paid in 2003)
US 100,000	April 25, 2004 (paid in 2004)
US 300,000	April 25, 2005
US 400,000	April 25, 2006
US 1,120,000	April 25, 2007

US $ 2,000,000

The 2005 to 2007 payments are subject to reductions ranging from 20% to 50% depending on the average price of copper, based on the three month London Metal Exchange average price should the average price of copper be less than $1 per pound.  100% of the 2005 to 2007 payments may be made in shares of LCC.  The payment due on April 25, 2007 may be deferred for up to three years provided payments of US $100,000 (the “penalty payments”) are made at each of April 25, 2007, 2008 and 2009, with 50% of each of those payments being applied against the amount of the deferred payment.

Should the option be exercised, the Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility study, a further US $250,000 upon commencement of a new mine construction and a final payment of US $1,300,000 one year after the commencement of commercial production.

On February 24, 2004, the Company entered into agreements to acquire all of the shares of two companies which, collectively, own a 100% leasehold interest in the Molino mining concession, in consideration of US $300,000 (paid).  The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property.  The former owners retain a net profits interest in the property of up to 20% depending upon the timing of production from the concession, which interest will convert to a 1% net smelter royalty should production commence subsequent to December 31, 2006.

The Galeno property was sold to Norco pursuant to the reorganization (Note 1).

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES (continued)

(e)

Pashpap Property

The Company owns a 100% interest in 8 copper concessions located in northern Peru.

The Pashpap property was sold to Norco pursuant to the reorganization (Note 1).

Argentina

	Taca Taca	San Jorge	Total

Balance, December 31, 2004	$1,199,437	$ 561,039	$1,760,476

Additions during period:
Property acquisition	1,882,000	-	1,882,000

Property exploration
Geological and assays	27,010	35,900	62,910
Travel and accommodation	681	1,641	2,322
Other exploration	31,559	35,578	67,137

Net additions during period	1,941,250	73,119	2,014,369

Properties sold pursuant to reorganization (Note 1)	(3,140,687)	(634,158)	(3,774,845)

Balance, June 30, 2005	$ -	$ -	$ -

(f)

Taca Taca Property

Pursuant to an agreement dated October 7, 2002 the Company paid Corriente Resources Inc. US $25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA (“Corriente”).  Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

The purchase price agreed is as follows:

(i)

US $25,000 on closing (paid in 2002);

(ii)

US $25,000 and 100,000 of the Company’s shares on the first anniversary of the agreement date (paid and issued during 2003);

(iii)

100,000 of the Company’s shares on the second and third anniversaries of the agreement date (100,000 shares valued at $549,000 issued in 2004 and 100,000 shares valued at $922,000 issued in 2005);

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES (continued)

(iv)

US $100,000 on the fourth anniversary of the agreement date;

(v)

US $1,000,000 on the fifth anniversary of the agreement date.

The acquisition has been accounted for as an asset purchase.  The property is subject to a 1.5% net smelter returns royalty in favour of eight individuals.

Pursuant to an amending agreement dated March 22, 2005, the Company satisfied the requirements to pay the US $100,000 and US $1,000,000 on the fourth and fifth anniversaries of the agreement date, respectively, with the issuance of 100,000 common shares valued at $960,000.  The purchase of Corriente was completed in full upon the issuance of these shares on March 21, 2005.

The Taca Taca property was sold to Global pursuant to the reorganization (Note 1).

(g)

San Jorge Property

Pursuant to an agreement dated September 3, 2003, the Company acquired 100% of the shares of Minera San Jorge S.A. (“San Jorge”), a company incorporated under the laws of Argentina, in consideration of a cash payment of US$200,000 (paid in 2003) and issuing common shares of the Company valued at US$100,000 (81,875 shares issued in 2003).  San Jorge is the beneficial holder of the San Jorge property, which consists of 2 mining concessions and 44 mining claims (444.6 hectares) located in the Las Heras Department of the Province of Mendoza, Argentina.

The San Jorge property was sold to Global pursuant to the reorganization (Note 1).

                                    Canada

	Casino	Redstone	Hushamu	Total

Balance, December 31, 2004	$ 447,564	$ 825,252	$ 227,326	$ 1,500,142

Additions during period:
Property acquisition	351,340	-	20,000	371,340

Property exploration
Geological and assays	671	5,669	197,707	204,047
Taxes and filing fees	1,680	-	7,833	9,513
Travel and accommodation	109	-	757	866

Net additions during period	353,800	5,669	226,297	585,766

Properties sold pursuant to reorganization (Note 1)	(801,364)	(830,921)	(453,623)	(2,085,908)

Balance, June 30, 2005	$ -	$ -	$ -	$ -

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES (continued)

(h)

Casino Property

The Casino property encompasses 161 mining claims, all of which are subject to a 5% net profits royalty.  A third party has a pre-existing option to purchase 55 of the claims for $1 and a 10% net profits royalty.

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd. the Company acquired an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada.  The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.  Until it is exercised or it expires, the option has been maintained in good standing by:

(i)

issuing 100,000 shares of the Company on the date its shares are listed for trading on a stock exchange or paying $50,000 cash should the Company not be listed by December 31, 2002 ($50,000 paid in 2002);

(ii)

issuing warrants to purchase 100,000 shares of the Company exercisable at a price of  $1.80 per share on or before May 23, 2005 (issued at an ascribed fair value of $104,602 during 2003);

(iii)

issuing warrants to purchase another 100,000 shares of the Company exercisable at a price of $5.80 per share on or before May 21, 2006 (issued at an ascribed fair value of $271,253 on May 21, 2004); and

(iv)

issuing warrants to purchase another 100,000 shares of the Company exercisable at a price of $9.22 per share on or before March 14, 2007 (issued at an ascribed fair value of $351,340 on March 14, 2005).

The Casino property was sold to Lumco pursuant to the reorganization (Note 1).

(i)

Redstone Property

The Company owns a 100% interest in the Redstone Property which consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

The Redstone property was sold to Lumco pursuant to the reorganization (Note 1).

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES (continued)

(j)

Hushamu Property

The Company owns a 100% interest in the Hushamu Property, which consists of  144 mineral claims located on northern Vancouver Island, British Columbia.

Pursuant to a letter agreement dated February 3, 2005, the Company obtained an option to acquire a 100% interest in 54 mineral claims located on Vancouver Island, British Columbia, Canada in consideration of cash payments in the aggregate of $200,000, payable over a three year period ($20,000 paid).  Should a production decision be made, an additional $800,000, payable in cash or in shares of the Company, will be paid to the optionor.  The mineral claims comprise 14,600 hectares surrounding the Company’s Hushamu Property.

As additional consideration for this option, the Company granted the right to the optionor to explore and exploit the Hushamu claims for non-metallic industrial minerals, subject to the Company’s right to terminate such activities should such right conflict with the Company’s plans for the property.

The Hushamu property was sold to Lumco pursuant to the reorganization (Note 1).

5.

RELATED PARTY TRANSACTIONS

The Company paid or owes $50,623 (2004 - $62,500) for management and geological consulting services to a director and a company controlled by a director.

The Company shares general and administrative expenses on a pro-rata basis with three other companies having certain directors in common.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

6.

SHARE CAPITAL

(a)

Authorized

Pursuant to the reorganization, the Company’s authorized share capital was amended from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Prior to the reorganization, the Company’s authorized share capital had included 100,000,000 preference shares without par value.  No preference shares had been issued.  Pursuant to the reorganization, the Company’s authorized share structure was amended to cancel the preference shares.

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

6.

SHARE CAPITAL

(b)

Issued and outstanding

Common shares:

	Number of Shares	Amount

Balance, December 31, 2004	15,093,809	$24,476,047

Issued for cash and other consideration:
Exercise of warrants (Note 8)
- for cash	5,475,100	13,553,050
- fair value of warrants exercised	-	1,343,473

Exercise of options (Note 7)
- for cash	107,533	269,790
- fair value of options exercised	-	120,717

Issued for mineral property (Note 4(f))	200,000	1,882,000

Issued in settlement of accounts payable *	20,000	111,100

Recognition of compensation expense (Note 6(c))	21,000	213,335

Tax cost recognized on issuance of flow-through shares (Note 11)	-	(760,060)

Reorganization (Note 1)	-	(22,494,889)

Balance, June 30, 2005	20,917,442	$18,714,563

*

The shares were issued to a consultant and two directors of the Company for fees which had been accrued for at December 31, 2004.

(c)

Compensation Expense

Compensation expense consists of:

(i)

21,000 common shares valued at $156,840 issued to an employee for remuneration; and

(ii)

In November, 2002, CRS Copper Resources Corp., a subsidiary which was sold to Lumco pursuant to the reorganization, issued 600,000 units for services to be rendered after issuance.  Compensation expense related to these units was recognized evenly over the period that they were held in escrow under the Voluntary Pooling Agreement.  A total of $56,495 was recorded as compensation expense for the period from January 1, 2005 to May 18, 2005.

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

7.

STOCK OPTIONS

(a)

Options Outstanding

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

Under the Company’s stock option plan, as at June 30, 2005, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company.  Options granted under the plan vest over time at the discretion of the board of directors.

Summary of the Company’s stock options as at June 30, 2005 and changes during the period then ended is as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at December 31, 2004	1,012,533	$ 3.40

Granted	100,000	6.05
Exercised	(107,533)	2.51
Cancelled	(50,000)	8.29

Outstanding at June 30, 2005	955,000	$3.38

At June 30, 2005, the Company has outstanding stock options to purchase an aggregate 955,000 common shares as follows:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Exercise Price	Number of Shares	Exercise Price

450,000	June 6, 2008	$1.57 *	450,000	$1.57
25,000	August 8, 2008	1.52 *	25,000	1.52
150,000	October 17, 2008	3.04 *	100,000	3.04
30,000	December 17, 2008	3.80 *	30,000	3.80
100,000	April 20, 2009	7.88 *	-	-
100,000	December 2, 2009	5.17 *	70,000	5.17
20,000	January 27, 2010	5.39 *	10,000	5.39
80,000	June 17, 2010	6.22	26,500	6.22

955,000		$3.38	711,500	$2.45

*

The original exercise prices of those options, which were outstanding at the completion of the reorganization, were allocated amongst the four companies as follows: 95.1% to Regalito options, 0.8% to Lumco options, 0.7% to Norco options and 3.4% to Global options.

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

7.

STOCK OPTIONS  (continued)

(b)

Stock Based Compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised options, December 31, 2004	1,012,533	$725,297	$925,583

Granted	100,000	158,175	90,253
Exercised	(107,533)	-	(120,717)
Cancelled	(50,000)	(95,975)	(95,975)
Adjustment pursuant to reorganization	-	(28,168)	(37,792)
Vested	-	(74,226)	74,226

Unexercised options, June 30, 2005	955,000	$685,103	$835,578

The fair value used to calculate the compensation expense related to the stock options issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Weighted average:
Risk-free interest rate	3.01%
Expected dividend yield	-
Expected stock price volatility	70%
Expected option life in years	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.

WARRANTS

The following summarizes warrant activity during the period ended June 30, 2005:

	Number of
	Warrants	Fair Value

Balance, December 31, 2004	5,482,600	$1,343,473
Issued on acquisition of Casino Property option (Note 4(h)(iii))	100,000	351,340
Warrants exercised during the period	(5,475,100)	(1,343,473)
Warrants expired during the period	(7,500)	-

Balance, June 30, 2004	100,000	$351,340

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

8.

WARRANTS (continued)

The fair value of the warrants has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Weighted average:
Risk-free interest rate	3.10%
Expected dividend yield	-
Expected stock price volatility	71%
Expected warrant life in years	2

At June 30, 2005, the Company has outstanding warrants to purchase an aggregate 100,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Issued	Exercised	Expired/ Cancelled	Outstanding at March 31, 2005

$1.50	May 23, 2005	3,567,500	-	(3,560,000)	(7,500)	-
$1.50	May 23, 2005	300,000	-	(300,000)	-	-
$3.20	December 19, 2007	500,000	-	(500,000)	-	-
$5.50	March 17, 2005 (1)	1,015,100	-	(1,015,100)	-	-
$5.80	May 21, 2006	100,000	-	(100,000)	-	-
$9.22	March 14, 2007	-	100,000	-	-	100,000	(2)

		5,482,600	100,000	(5,475,100)	(7,500)	100,000

(1)

On February 17, 2005, the expiry period of these warrants was shortened from January 8, 2006 to March 17, 2005 pursuant to a provision entitling the Company, upon giving notice, to reduce the exercise period should the closing price of the Company’s common shares be at least $7.00 per share for ten consecutive days.

(2)

Pursuant to the reorganization, these warrants are exercisable to acquire up to 100,000 common shares of each of the Company, Lumco, Norco and Global.  Should the warrants be exercised, the exercise price of $9.22 per share will be allocated to each of the four companies as follows:  95.1% to the Company. 0.8% to Lumco, 0.7% to Norco and 3.4% to Global.  The warrants are exercisable only upon exercising the warrants with the Company and are not exercisable to acquire common shares of each of the four companies separately.

9.

SUPPLEMENTAL CASH FLOW INFORMATION

Significant non-cash operating, financing and investing activities

Warrants issued for mineral property payments	$351,340

Common shares issued for mineral property payments	1,882,000

Shares issued in settlement of accounts payable	111,100

Shares issued for employee remuneration	156,840

REGALITO COPPER CORP.

(formerly LUMINA COPPER CORP.)

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

9.

SUPPLEMENTAL CASH FLOW INFORMATION (continued)

Other cash flow information:

During the period ended June 30, 2005, the Company received interest income in the amount of $40,301 (2004 - $59,358).

10.

COMMITMENT

The Company leases office premises for a five year period to March 31, 2008.  The cost of the entire premises is shared primarily between the Company and companies related by certain common directors.  The Company’s proportionate share of minimum annual rental payments under this arrangement is approximately $17,000.

11.

CASH, EXPLORATION FUNDS

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  In December, 2004 the Company raised $2,135,000 from the issuance of flow-through shares.  The proceeds are to be expended in 2005 on the Hushamu and Redstone properties, which were sold to Lumco pursuant to the reorganization.  The proceeds were transferred to Lumco which, together with the Company, are obligated to spend the funds on qualified mineral exploration expenditures in 2005. As at June 30, 2005, a total of $1,822,824 remained to be spent.

The Company renounced $2,135,000 of its mineral expenditures to flow-through shareholders in 2005.  The resultant loss of future income tax assets, which is treated as a cost of issuing flow-through shares, gives rise to a future tax liability in the amount of $760,060.  This liability has been offset by the Company’s recognition of future income tax assets that have been previously written-down by a valuation allowance.

12.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for its mineral property, as disclosed in Note 4, and certain equipment with a net book value of $48,802 located in Chile.

The Company operates in two geographical segments:  Canada and Chile.  Corporate administrative activities are conducted from Canada.

Management's Discussion and Analysis

Six Months Ended June 30, 2005

August 10, 2005

_____________________________________________________________________________________

Regalito Copper Corp. ("Regalito" or the "Company") is a resource exploration company with a focus on developing and advancing the Regalito copper property in Chile.  The Company's common shares trade on the Toronto Stock Exchange ("TSX") and on the American Stock Exchange ("AMEX") under the symbol "RLO".

This management's discussion and analysis ("MD&A") focuses on significant factors that affected Regalito Copper Corp. and its subsidiaries (collectively "Regalito" or "the Company") during the six months ended June 30, 2005 and to the date of this report.  The MD&A supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the six months ended June 30, 2005.  Consequently, the following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the six months end June 30, 2005 and the notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

The information in the MD&A may contain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set forth below.

Reorganization

On May 19, 2005, Lumina Copper Corp. completed a reorganization, by way of a statutory plan of arrangement, which resulted in dividing its mineral resource assets amongst four separate companies:  Regalito, Northern Peru Copper Corp. ("Norco"), Global Copper Corp. ("Global") and Lumina Resources Corp. ("Lumco").

The reorganization restructured Lumina Copper Corp, as follows:

Y

The existing company was renamed Regalito Copper Corp. and holds the Regalito property.

Y

Norco holds the Galeno and Pashap properties.

Y

Global holds the Relincho, Vizcachitas, Taca Taca and San Jorge properties.

Y

Lumco holds the Casino, Redstone and Hushamu properties.

Under the reorganization, shareholders of record at the close of trading on the day prior to the date of the reorganization received one new share of the three new companies for each share held in the existing company, in addition to their existing shareholdings.

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Regalito's financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the quarter ended June 30, 2005 and to the date of this MD&A.

Management's Discussion and Analysis

Six Months Ended June 30, 2005

August 10, 2005

____________________________________________________________________________________

Regalito Property

The Company continues to advance the development of the Regalito property.  During the quarter, management focused on advancing the 2005 work program to evaluate the economic viability of a large scale mining and leaching operation at Regalito.  A major component of the work program is the metallurgical testing program.  This program, which is designed to evaluate the leaching characteristics of the Regalito mineralized material, began in late 2004 and is planned to continue through the remainder of 2005.  The program comprises two parts:  MET I and MET II.  The MET I program, comprising the leachability and bottle roll testing was completed during the first quarter.  MET II comprising short and tall column testing is ongoing.  The short column testing program was completed in April and the final report on that testing program is pending.  The tall column program began in late April 2005 and will operate for approximately 9 months.  News releases summarizing the results of the bottle roll testing (May 2, 2005) and the initial results from tall column program (July 5, 2005) show that the copper mineralized material is amenable to both acid and bacterial leaching.  There appears to be no deleterious minerals that hinder leaching or bacterial growth.  More conclusive information as to recoveries, recovery time and acid consumption will become available as the program proceeds.

There are no other major work initiatives currently underway on the property.  Management continues to evaluate opportunities to secure water rights for the property as well as acquiring the surface rights that overlie the mineral deposit and future plant and leach pad sites.

The prefeasibility study and drill program to test extensions to the known mineral resource previously planned to begin during the third quarter have been put on hold while management evaluates strategic alternatives specifically related to the potential sale of Regalito.  The Company previously announced that 21 companies had signed confidentiality agreements in order to review the available data on the property.  The informal review process that allows these companies to evaluate data and visit the property remains ongoing and the Company is evaluating the opportunity to move forward with a formal auction process to sell the property and/or the Company.

Financial Results From Operations

The Company incurred a net loss of $718,329 for the six months ended June 30, 2005 compared to a net loss of $760,084 for the 2004 comparative period.  The 2005 net loss consists of general and administrative expenses of $994,685, other expenses of $483,704 less a recovery of future income taxes of $760,060.

General and administrative ("G&A") expenses increased primarily for stock based compensation on options which vested during the period and for shares issued to an employee of the Company.  An increase in overall corporate activity resulted in small increases in other G&A expenses.

Other expenses increased significantly due to $542,326 of costs incurred in connection with the reorganization of the Company.  Costs incurred were for legal, accounting and regulatory fees.

During the period, the Company also recorded a recovery of future income tax expense in the amount of $760,060.  Pursuant to new accounting guidelines pertaining to flow-through shares (EIC-146), the resultant loss of future income tax assets caused by the renunciation of mineral expenditures to flow-through shareholders gives rise to a future tax liability at the time of renunciation.  This liability is treated as a cost of issuing flow-through shares and therefore, is charged to share capital.  The liability is offset by the Company's recognition of future income tax assets that had been previously written-down by a valuation allowance, resulting in a recovery of

Management's Discussion and Analysis

Six Months Ended June 30, 2005

August 10, 2005

____________________________________________________________________________________

future income taxes which was credited against the loss for the current period.  The Company raised $2,135,000 in flow-through funds in 2004 and renounced the amount to flow-through shareholders in 2005.

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended December  31, 2004.  These accounting policies have been applied consistently for the six months ended June 30, 2005, with the exception of the adoption on January 1, 2005 of Accounting Guideline 15, "Consolidation of Variable Interest Entities", issued by the CICA for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

The table below sets out the quarterly results for the past 8 quarters.

Three months ended:	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004

Revenue	$-	$-	$-	$-
General & administrative expenses	603,906	390,779	809,841	339,447
Other income (expenses)	(404,103)	(79,601)	3,768	(70,299)
Recovery of future income taxes	760,060	-	-	-
Loss for the period	(247,949)	(470,380)	(806,073)	(409,746)
Basic and diluted loss per share	(0.01)	(0.03)	(0.07)	(0.03)

Three months ended:	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003

Revenue	$-	$-	$-	$-
General & administrative expenses	544,725	261,274	796,025	209,910
Other income (expenses)	38,089	7,826	27,638	(12,222)
Recovery of future income taxes	-	-	-	-
Loss for the period	(506,636)	(253,448)	(768,387)	(222,132)
Basic and diluted loss per share	(0.04)	(0.02)	(0.08)	(0.02)

Critical Accounting Policies

Accounting policies of most significance to Lumina relate to its policies for accounting for mineral property costs and for the recognition of stock-based compensation.  The accounting policies described below are in accordance with Canadian GAAP, which may differ in certain practices to U.S. GAAP.  The reader is directed to the Note 16 of the consolidated financial statements for the year ended December 31, 2004 for a comparison of the differences between Canadian and U.S. GAAP.

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Management's Discussion and Analysis

Six Months Ended June 30, 2005

August 10, 2005

_____________________________________________________________________________________

During the year, the capitalized costs are reviewed on a property by property basis to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the fair value method for recording stock-based compensation on options granted, and which vested, during a period.  Fair value is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options or other stock awards.

Liquidity and Capital Resources

As at June 30, 2005 the Company had cash and cash equivalents of $2,731,008 and working capital of $2,519,901, compared to cash and cash equivalents of $1,092,038 and working capital of $2,782,864 at December 31, 2004.  Working capital items include receivables of $117,158, prepaid expenses of $46,587 and current liabilities of $374,852.

As a result of the reorganization, the Company's sole mineral interest consists of the Regalito property, which had a carrying cost of $10,122,972 as at June 30, 2005.  Other assets consist of equipment and furniture having a carrying cost of $95,220, net of amortization.

The Company has no long-term debt obligations or off-balance sheet arrangements.

During the six months ended June 20, 2005, the Company received proceeds totalling $13,822,840 from the exercise of warrants and options.  On a cash basis, the Company spent $1,221,803 on operating activities and $10,962,067 on investing activities.   Operating activities were concerned primarily with the reorganization of the Company, as explained above.

Investing activity expenditures consisted of $61,429 for the purchase of equipment, $4,450,753 spent on mineral properties and $6,449,885 distributed to the three new companies pursuant to the reorganization.  Of the amount spent on mineral properties, $2,217,421 was spent on the Regalito property and the remaining balance was spent of the Company's other properties, all of which were sold to the new companies upon completion of the reorganization on May 19, 2005.  The new companies received a total of $6,449,885 of cash to fund their future operations.

Management's Discussion and Analysis

Six Months Ended June 30, 2005

August 10, 2005

____________________________________________________________________________________

The capital requirements of the Company are met primarily by equity proceeds.  Subsequent to the period end, on August 10, 2005 the Company announced its intention to complete a non-brokered private placement to raise US $4.6 million through the sale of one million common shares.  These funds, together with working capital of $2,519,901 at June 30, 2005 will be sufficient for the Company to achieve its planned corporate and administrative activities for the ensuing year.

Share Capital

Issued and outstanding common shares as at June 30, 2005 and to the date of this report was  20,917,442.

At June 30, 2005 and to the date of this report, the Company had options outstanding for the acquisition of up to 955,000 common shares having a weighted average exercise price of $3.38 per share and warrants outstanding for the acquisition of 100,000 common shares, exercisable at a price of $9.22 per share.  Pursuant to the reorganization, these warrants are exercisable to acquire up to 100,000 common shares of each of the Company, Lumco, Norco and Global.  Should the warrants be exercised, the exercise price of $9.22 per share will be allocated to each of the four companies as follows:  95.1% to the Company. 0.8% to Lumco, 0.7% to Norco and 3.4% to Global.  The warrants are exercisable only upon exercising the warrants with the Company and are not exercisable to acquire common shares of each of the four companies separately.

Related Party Transactions

The Company paid or owes $50,623 (2004 - $62,500) for management and geological consulting services to a director and a company controlled by a director.

The Company shares general and administrative expenses on a pro-rata basis with three other companies having certain directors in common.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

Risks and Uncertainties

The Company's principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, political and economical.  Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen.  While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The Company's mineral property is located in Chile and as such, is exposed to various and unpredictable levels of political, economic and other risks and uncertainties specific to this country.

Although the Company has taken steps to verify the title to its mineral property, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Management's Discussion and Analysis

Six Months Ended June 30, 2005

August 10, 2005

_____________________________________________________________________________________

The Company has no significant source of operating cash flow and no revenues from operations.  The Company's mineral property currently does not have mineralization reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish ore reserves.

The property interests owned by the Company is in the exploration stage only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company's mineral property may not result in any discoveries of commercial bodies of mineralization.  If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

In order to gain an understanding of the many and varied risks to which the Company may be exposed, readers are directed to the Company's MD&A for the year ended December 31, 2004, which may be found on SEDAR at www.sedar.com.

Other

Additional information about the Company may be found on www.sedar.com and on the Company's website at www.regalitocopper.com.